Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

The following discussion and analysis provides information which Cazoo’s management believes is relevant to an assessment and understanding of Cazoo’s results of operations and financial condition.

This discussion and analysis should be read together with the unaudited condensed consolidated interim financial statements and related notes of Cazoo that are included elsewhere in this Form 6-K.

Unless otherwise stated, the information included in this section is based on Cazoo’s unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Forward-Looking Statements” included in this Report on Form 6-K. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the heading “Risk Factors” in our Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 9, 2022 and September 8, 2022.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Cazoo’s unaudited condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Any reference to “we,” “us,” “Cazoo,” the “Company,” the “Group”, “management” and “our” as used herein refers to Cazoo Holdings Limited and its subsidiaries prior to the consummation of the Transaction and references to “we,” “us,” “Cazoo,” the “Company,” and the “Group” refer to Cazoo Group Ltd and its subsidiaries subsequent to consummation of the Transaction.

Overview

We are an online car retailer aiming to transform the car buying and selling experience in the UK by allowing consumers to purchase or sell a car entirely online, for either delivery or collection. We seek to make buying or selling a car as seamless as buying or selling any other product online by providing improved selection, transparency, quality and convenience. Since our launch in the UK in December 2019, we have sold more than 80,000 cars to customers across the UK as of July 31, 2022.

We are highly data-driven and use proprietary data and algorithms to both purchase vehicles and to price them for sale. We had 7,455 cars available for sale in the UK as of June 30, 2022, ranging from SUVs to hatchbacks, and including a wide range of electric and hybrid vehicles. We purchase the cars we believe are best suited for our customers and platform. Our purchasing strategy is led by consumer desirability. We use a data-driven approach, derived from a mix of our first party data (our website searches and intent to buy, sales volume, days to sale) and third-party data sources, to determine which cars to purchase. Our main objective is to ensure we have a wide breadth and balanced inventory based on consumer demand. We have enhanced our data team and capabilities with the acquisition of UK Vehicle Limited (“Cazana”) in the third quarter of 2021. We do not specialize in cars made by certain manufacturers and purchase decisions are not influenced by incentives provided by manufacturers or other third-parties. Each of our cars undergoes an inspection and is reconditioned to a high standard at our vehicle preparation centers before being offered for sale. Buyers can view high quality, 360-degree images as well as a car’s features and history on our website.

We offer all standard forms of car financing, as well as the purchase of any part-exchanges (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. Every Cazoo car comes with a seven-day money-back guarantee in place of the test-drive consumers would typically have prior to a traditional car purchase. If a customer chooses to return their car during the seven-day period, we will collect it for free. In the UK, each car also comes with a seven-day free insurance policy and a free comprehensive 90-day warranty, including roadside assistance.

In July 2021 we also began purchasing cars directly from consumers outside of part-exchanges. The new service gives sellers an offer within seconds that is guaranteed for seven days. Customers can either opt to have their car picked up from their home or drop the car off at their nearest Cazoo Customer Center with payment made directly to the seller’s bank account on the same day.

Since our launch in December 2019, our revenues have grown rapidly, amounting to £627.9 million for the six months ended June 30, 2022, an increase of 153% year-on-year.

Our strategy is to grow organically and to opportunistically review further acquisitions where they meet our strategic goals. As we evaluate suitable acquisition targets, we conduct due diligence and enter into non-binding letters of intent with possible targets, some of which may be material. In the past, we have utilized either a mix of cash and equity or all cash to acquire our targets and expect to continue to use either cash or equity, or both, in the future. In the near term, we do not expect to undertake acquisitions inconsistent with the cash-preservation focus of our Business Realignment Plan announced in June 2022 (the “Business Realignment Plan”) and the recently completed strategic review of our operations in mainland Europe discussed below under “⸺ Recent Developments.”

Recent developments

Our recent developments are discussed below:

Strategic review of mainland Europe

On August 2, 2022, the Group announced that it was conducting a strategic review of its business in mainland Europe, with the aim of further preserving cash and positioning the Group to achieve profitability without the need for further external capital.

On September 8, 2022, the Group announced the conclusion of its strategic review. Following a review of a range of strategic options, Management concluded that Cazoo would focus exclusively on its core opportunity in the UK.

The plan to withdraw from the EU is based on the material further investment that would be required for Cazoo to continue to scale its operations in the EU and the conflict this has with the Group’s priorities of cash conservation and achieving profitability without the need for additional capital.

As a result, the Group has commenced an orderly wind down of its operations in Germany and Spain and is in consultation with its employee representatives in France and Italy. Cazoo will facilitate a structured closure for its customers, employees and suppliers and has notified the relevant employee representatives and unions in each market.

It is expected that the Group will achieve cash savings of over £100 million, net of any wind down costs, as a result of its withdrawal from the EU, by the end of 2023. The Group believes that this decision will materially expedite its path to profitability and removes the requirement to raise any additional external funding.

The Group is now targeting cash flow breakeven by the end of 2023, at which point the Group expects to still have approximately £100 million of cash on its balance sheet. The EU businesses represented less than 10% of Group revenues and retail units during the six months ended June 30, 2022 and the Group believes this decision should have limited impact on its 2022 revenue and unit targets.

The Group expects to incur charges as a result of the implementation in the second half of 2022, including amounts for restructuring. The amount of these charges is yet to be determined.

Key trends and factors affecting the results of our operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of key factors and trends. Management believes that we are well positioned to continue to transform the car buying experience across the UK. For a discussion of uncertainties and other factors that could affect our operating results see disclosure under the heading “Risk Factors” in our Reports on Form 6-K filed with the SEC on June 9, 2022 and September 8, 2022. The key trends and factors affecting the results of our operations include the following:

Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying patterns of customers. We are one of a handful of online car retail specialists offering a fully digital journey in the UK, and through our data-driven marketing efforts we continue to pioneer the shift to online car buying and selling in the UK with customers across the country embracing the transparency and convenience of buying and selling used cars entirely online. We believe that our high growth in volumes is primarily driven by customer appetite for our online exclusive proposition. We also believe that the e-commerce penetration rate for buying and selling used vehicles online may continue to increase as we see a strong demand-driven rationale for growth. Our ability to continue to benefit from this customer shift will be an important driver of our future performance.

We believe that the pool of potential online buyers is growing and that used car buyers have an increasing propensity to purchase their next car online. Our continued growth in retail unit sales depends on our ability to capitalize on the growing trend of car purchases entirely online.

As with other retail marketplaces, the shift from offline to online accelerated in 2020 due to COVID-19. Vehicle sales on online platforms have increased during the pandemic, as car buyers practiced social distancing. The COVID-19 pandemic has increasingly driven customers to research for used cars online and also heightened demand for cars as people look for ways to travel while avoiding other people.

However, the shift to online has also seen an increased focus on the online channel from traditional offline market participants, including dealerships and automotive manufacturers. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, for these dealers, the majority of the purchase journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because customers see clear advantages of our online exclusive proposition particularly around the range of cars available online, transparency and convenience.

As the online channel continues to grow, our strategy is to continue to invest in marketing, operations and logistics to grow our brand awareness, online engagement and market share. Our extensive marketing activities are driving our brand recognition. A key focus going forward is to drive marketing efficiencies and significantly lower our customer acquisition costs. We will continue brand marketing, however we will prioritize performance marketing as we believe that this will drive additional demand and sales on our website in the near future.

Inventory sourcing

We strategically source inventory from three channels: from auction, corporate relationships and from consumers directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. For example, purchasing vehicles at third-party auctions is competitive and, consequently, vehicle prices at third-party auctions tend to be higher than vehicle prices for vehicles sourced directly from consumers, on top of which we typically incur associated auction fees. Accordingly, as part of our sourcing strategy, we seek to increase the percentage of vehicle sales that we source from consumers.

In the third quarter of 2021, we began purchasing cars directly from consumers outside of part-exchanges. In the six months ended June 30, 2022, over 30% of our retail units sold were purchased directly from consumers. We expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs.

We believe our ability to increase the percentage of inventory sourced directly from customers will depend on the popularity and success of our ecommerce platform. We expect that as customers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

The supply of vehicles to the market continues to be impacted by the global shortage of automobile microchips. See “Risk Factors ⸺ Our business is dependent upon access to suitable vehicle inventory for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects” in our Report on Form 6-K filed with the SEC on June 9, 2022.

Inventory financing

Our growth as an online specialist depends on having the right volume and range of inventory on our website. Accordingly, we believe that having the appropriate volume and mix of vehicle inventory is fundamental to our ability to drive revenue growth. The continued growth of our vehicle inventory is impacted by a number of important factors, including the ability to finance the acquisition of inventory at competitive rates and to source high quality vehicles across various acquisition channels nationwide.

The availability and cost of financing for vehicle purchases is a significant factor affecting our results of operations. Stocking loans are used specifically to finance the purchase of inventory and typically cover approximately 90% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. In 2022, we have increased the total availability of funding under our facilities in both the UK and Europe. We had inventory of £374.5 million and £209.4 million in stocking loans as of June 30, 2022. In addition, we had £75.0 million in subscription facilities for financing subscription vehicles. The subscription facilities will be repaid as existing subscription contracts come to an end.

Vehicle preparation capacity

We have the capacity to fully recondition all our cars in the UK in-house and carry out a 300-point inspection before offering them for sale on our website. Our ability to recondition purchased vehicles to our quality standards is a critical component of our business. We believe that our future success will depend on our ability to expand and optimize our reconditioning capacity to meet the quality expectations of customer demand on our website.

At commencement of our operations, we worked with a partner to recondition our vehicles for sale. On July 15, 2020, we acquired Imperial Car Supermarkets Limited (“Imperial”), one of the largest independent used car retailers in the UK. We acquired Imperial in order to obtain its infrastructure and properties, including Imperial’s main vehicle preparation center, rather than to continue Imperial’s physical retailing operation. This acquisition helped to expand our reconditioning capacity, with Imperial’s main reconditioning facility having the capacity to recondition up to 50,000 cars per year.

With the acquisitions of Smart Fleet Solutions Limited and SMH Fleet Solutions Limited in 2021, we have further expanded and intend to continue expanding our in-house reconditioning capacity (see “Business — M&A Strategy” in our Report on Form 6-K filed with the SEC on June 9, 2022 and Note 13 of our audited consolidated financial statements included in our Annual Report on Form 20-F for further details). We believe that our in-house reconditioning capacity and technology will lower our reconditioning costs per unit and drive greater efficiency, higher gross margins per unit and improved unit economics.

Technology and data

We continue to invest in our data, information technology and security infrastructure, as well as in the core technology-based systems used to drive and support our business. The customer experience on our website is critical to attracting unique users to our platform, converting such visitors into customers and increasing new customers through referrals. Accordingly, we believe that our ability to make our platform an attractive choice for customers, and to create a more tailored website experience based on our functionalities and offerings, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience and have built a brand with market leading execution, proprietary data and technology and a world class team. This gives our customers a fully end-to-end digital buying experience with the entire purchasing journey taking place online. We continue to incur expenditure on research and development to develop new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that leverages the vast amount of information at our disposal to adjust our supply and sourcing models. We plan to continue to invest in technology and infrastructure to support growth in retail units sold on our website. We believe our future revenue growth will also depend on the ways in which we predict customer demand through constant improvement and investment in technology and data.

With the acquisition of Cazana in September 2021, we have further enhanced our data team and capabilities. This will enable us to further optimize our car buying, selling and pricing across the UK for the benefit of consumers.

Macroeconomic factors

Negative conditions in the general economy both in the UK and in other jurisdictions, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations and other geopolitical issues, including those caused or that may be caused by the Russia Ukraine conflict, and the availability and cost of credit could lead to a decline in consumer discretionary spending and business investment.

Global inflation increased in the first half of 2022 which has resulted in cost increases for labor, fuel, materials and services, and these costs could continue to increase. A further increase in UK base interest rates could result in higher interest on our UK stocking loans and subscription facilities. A further weakening of pound sterling against the US dollar could increase the cost of certain expenses which we incur in US dollars, including the interest payments on our convertible notes. We will continue to actively monitor and develop responses to macroeconomic conditions, but depending on duration and severity, these trends could negatively impact our business throughout the remainder of 2022. Refer to the disclosure under the heading “Risk Factors” in our Reports on Form 6-K filed with the SEC on June 9, 2022 and September 8, 2022.

Key performance indicators

We regularly monitor the following key performance indicators to help evaluate our business and trends, identify near-term and longer-term risks and opportunities, measure our performance, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, there are limitations inherent within these calculations, and these measures may not be comparable to other performance measures used by our competitors. Each of our key operating and financial metrics focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the indicator by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations.

These operating and financial metrics should be read in conjunction with the following discussion of our results of operations and together with our unaudited condensed consolidated interim financial statements and related notes included elsewhere in this Form 6-K.

	Six months ended June 30,		Variance
	2022	2021	Change	%
Group Retail units sold	30,386	16,557	13,829	84%
UK Retail gross profit per unit	£226	£315	£(89)
UK Average monthly unique users	1,680,000	1,548,000	132,000	9%
UK Inventory units available on website	7,455	2,882	4,573	159%

Group Retail units sold

Retail units sold is defined as the number of vehicles sold through our retail channel and delivered to customers, net of returns under our 7-day money back guarantee program. Retail units sold excludes vehicles sold through auction which are recorded within our wholesale channel. Our retail business is the core proposition of our business and as we continue to expand, we expect that retail units sold will be the primary driver of our revenue growth. Additionally, each retail vehicle sale through our website also creates the opportunity to leverage such sales to sell other ancillary products. We anticipate that continued retail sales growth will also increase the number of trade-in vehicles acquired from our customers, which we can either recondition and add to our inventory or sell through our wholesale channel.

Retail units sold for the six months ended June 30, 2022 was 30,386 units compared to 16,557 retail units sold for the six months ended June 30, 2021. Retail units sold increased 84% compared to the prior year period, driven by continued strong uptake of our offering, despite the challenging macroeconomic environment.

UK Retail gross profit per unit

This metric is defined as the aggregate UK retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection and any add-ons) from all vehicles sold through our retail channel in a given period, less the aggregate costs to acquire those vehicles, the aggregate UK costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty and fuel, and other direct costs associated with providing the car to the customer, divided by the number of UK retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric, including our purchasing mix, cost of reconditioning, days to sale, our finance attachment rate and the number of new ancillary products.

For the six months ended June 30, 2022, UK retail gross profit per unit was £226, compared to UK retail gross profit per unit of £315 for the six months ended June 30, 2021. The decrease was primarily due to the short-term impact on cost of sales of investments made in the second half of 2021 with the launch of our car buying channel and bringing our UK reconditioning in-house, which impacted the profitability of cars sold in early 2022.

As our business continues to expand, our business plan is to continue to grow gross profit per unit, leveraging improvements discussed above.

UK Average monthly unique users

This metric is defined as the average number of individuals who access our website within a calendar month, based on data provided by Google Analytics. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. This metric is used to measure the quality of our customer experience, the effectiveness of our marketing campaigns and customer acquisition, as well as the strength of our brand and market penetration, each of which contributes to improved customer conversion.

The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our website using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Our UK average monthly unique users during the six months ended June 30, 2022 was 1,680,000 users, compared to 1,548,000 users during the six months ended June 30, 2021. The increase in the average monthly unique visitors was primarily due to our investment in marketing and the increased brand recognition.

UK Retail inventory units available on website

UK retail inventory units available on website represents the total number of vehicles available for sale on our website on the last day of each reporting period. It is important to ensure we have sufficient inventory available to satisfy customer demand and in the way they choose to purchase or finance.

UK retail inventory units available on website is a key indicator of our performance because we believe that the number of vehicles listed on our platform is a key driver of vehicle sales and revenue growth. Increasing the number of vehicles listed on our website results in a greater selection of vehicles for our customers, which, in turn, supports growing demand for our offering and increasing customer conversion.

Our UK retail inventory units available on our website increased to 7,455 units as of June 30, 2022, compared to 2,882 units as of June 30, 2021. The 4,573 increase in units was primarily driven by increased reconditioning output and increased demand from our customers, driving the need for a larger number of vehicles on offer on our website.

Key components of our operating results

Revenue

Revenue is recorded for the sale of used vehicles (retail and wholesale) as well as the provision of services (other sales). We recognize revenue net of sales tax.

Retail — We sell reconditioned vehicles directly to customers primarily through our platform. Customers include both consumers and businesses. The prices of vehicles are included in customer contracts at stand-alone selling prices, which are agreed prior to delivery. We recognize revenue when we satisfy our performance obligations for vehicle sales. The amount we recognize as revenue is the agreed upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. We reflect the changes in these estimates as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration which represents the value of part-exchange vehicles, if applicable, as stated in the contract.

Retail revenue also includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit. Any ancillary revenue earned on the transaction continues to be recognized separately; see “Other sales” below.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Cazoo criteria or standards to list and sell as retail vehicles. For wholesale we recognize revenue at the point when the vehicle is sold at auction.

Other sales — Customers buying vehicles from us may enter into a contract for finance through our platform and, if they buy a car in the UK, enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

At our customer centers, vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

We provided third-party reconditioning services during the six months ended June 30, 2022, which services are being discontinued. We satisfy our performance obligations at the point the agreed work is completed.

Revenue from the Cazoo Subscription Service is also included within “Other sales”. The Cazoo Subscription Service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the Cazoo Subscription Service is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period and presented as part of “other sales” within the breakdown of revenue in the statement of profit or loss. In connection with our Business Realignment Plan, we ceased offering our subscription service to new subscribers at the end of June 2022.

Revenue from provision of related services such as maintenance and breakdown and additional charges are recognized in accordance with IFRS 15 – overtime, as the services are provided.

We also provide data services whereby customers access selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value.

Vehicle reconditioning costs are the direct and indirect costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also include public relation costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the salaries and wages of our employees engaged in the transportation and handover of vehicles, costs incurred in relation to the storage and transportation of vehicles, post-sales costs and payment gateway fees. The depreciation charges of vehicle preparation centers and right-of-use assets (transporters) are also included in selling and distribution expenses.

Administrative expenses

Administrative expenses comprise staff related costs (excluding sales and distribution staff costs), property costs, information technology, external professional services and other general administrative costs.

Our administrative expenses also include depreciation and amortization charges. Amortization is in relation to capitalized development costs, leasehold improvements, software, domain names and other intangible assets. Depreciation expenses within administrative expenses mainly relate to the depreciation of offices and customer centers. These costs are amortized or depreciated over their useful economic lives.

We operate an equity-settled share-based incentive scheme and our share-based charges are included as part of administrative expenses.

Specifically, for the six months ended June 30, 2022, our administrative expenses included certain exceptional items for restructuring costs as a result of our Business Realignment Plan and transaction costs incurred on the acquisition of brumbrum.

Other income and expenses

Other income and expenses includes fair value movements on the warrants and embedded derivative and foreign exchange movements.

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest on the convertible notes, stocking loans, subscription facilities and lease liabilities.

Tax credit

The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

Results of operations

Six months ended June 30, 2022 compared to six months ended June 30, 2021

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(1)	627,868	248,209	379,659	153%
Cost of sales	(624,623)	(236,850)	(387,773)	164%
Gross profit	3,245	11,359	(8,114)	(71)%
Marketing expenses	(45,189)	(29,355)	(15,834)	54%
Selling and distribution expenses	(56,869)	(20,389)	(36,480)	179%
Administrative expenses(2)	(288,448)	(69,427)	(219,021)	315%
Loss from operations(2)	(387,261)	(107,812)	(279,449)	259%

Finance income	571	166	405	244%
Finance expense(3)	(22,606)	(1,793)	(20,813)	1,161%
Other income and expenses(4)	157,973	-	157,973

Loss before tax	(251,323)	(109,439)	(141,884)	130%

Tax credit	9,865	7,326	2,539	35%

Loss for the period	(241,458)	(102,113)	(139,345)	136%

(1)	Revenue excludes £6.0 million of sales in the six months ended June 30, 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2021: £7.5 million).
(2)	Current period includes a non-cash impairment charge and accelerated amortization charge of £135.4 million largely related to actions taken in the Group's Business Realignment Plan.
(3)	Current period includes £16.1 million finance expense on convertible notes, of which £13.5 million is non-cash.
(4)	Other income and expenses includes fair value movement in warrants and embedded derivative and foreign exchange movements.

Revenue

The following table summarizes our revenue for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Retail	501,770	207,948	293,822	141%
Wholesale	82,852	12,774	70,078	549%
Other sales	43,246	27,487	15,759	57%
	627,868	248,209	379,659	153%

Revenue has increased by £379.7 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to increased online orders and rapid expansion of our business.

Retail revenue has increased by £293.8 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. This is due to an increase in the number of retail vehicles sold, from 16,557 during the six months ended June 30, 2021, to 30,386 during the six months ended June 30, 2022, driven by continued strong uptake of our offering, the depth and breadth of our inventory levels, increased brand awareness and customer referrals.

Wholesale revenue has increased by £70.1 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, due to the launch of our car buying channel and the number of part-exchange vehicles received from customers which has grown with retail sales.

Other sales have increased by £15.8 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase was driven by revenue from ancillary products which has grown with retail sales.

Revenue excludes £6.0 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue. Cazoo is not a marketplace and all cars sold under this model continue to be reconditioned, stored and marketed by Cazoo. Cazoo is also responsible for any returns or post-sales issues. We purchase vehicles in this way from time to time, where the makes and models may otherwise be unavailable.

Cost of sales

The following table summarizes our cost of sales for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Vehicle purchases	563,109	190,281	372,828	196%
Reconditioning and other costs	61,514	46,569	14,945	32%
	624,623	236,850	387,773	164%

Cost of sales have increased by £387.8 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, due to an increase in vehicle purchases and reconditioning costs. Vehicle purchases increased by £372.8 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to an increase in the level of inventory purchases to support the increased demand for our offering. Similarly, reconditioning and other costs increased by £14.9 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, as a result of an increase in the number of cars requiring reconditioning before being listed on our website, and the costs of providing warranties and drive away insurance for cars sold.

The reconditioning of third-party vehicles and the depreciation charge of subscription vehicles are included within reconditioning and other costs.

Marketing expenses

Marketing expenses have increased by £15.8 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to a significant increase in advertising spend and promotion of the Cazoo brand to generate customer awareness. Brand marketing has increased largely due to extending our sponsorships to include snooker, cricket, rugby league, rugby union, golf, fishing, darts and horse-racing. Digital marketing has increased due to pay-per-click marketing and aggregator costs, which both drive short-term website traffic and have an impact on orders in the near-term.

Selling and distribution expenses

The following table summarizes our selling and distribution expenses for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Staff costs	33,253	8,276	24,977	302%
Transportation and storage costs	11,285	5,187	6,098	118%
Depreciation	6,631	2,707	3,924	145%
Other costs	5,700	4,219	1,481	35%
	56,869	20,389	36,480	179%

Selling and distribution expenses have increased by £36.5 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to an increase in personnel-related costs (selling and distribution staff) by £25.0 million, due to a significant increase in headcount to help support the expansion and growth of the Cazoo business.

Transportation and storage costs increased by £6.1 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to an increase in the fleet of transporters, resulting in increases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles, and an increase in inventory during the period.

Depreciation costs increased by £3.9 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, reflecting an increase in the number of transporters and vehicle preparation centers.

Administrative expenses

The following table summarizes our administrative expenses for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Staff costs	54,151	21,195	32,956	155%
Office and property costs	13,169	5,615	7,554	135%
Technology and other costs	22,876	8,137	14,739	181%
Depreciation, amortization and impairment of intangible assets(1)	154,856	10,975	143,881	1,311%
Share-based payments	35,096	12,688	22,408	177%
Exceptional items	8,300	10,817	(2,517)	(23)%
	288,448	69,427	219,021	315%

(1)	Current period includes a non-cash impairment charge and accelerated amortization charge of £135.4 million largely related to actions taken in the Group's Business Realignment Plan.

The total administrative costs have increased by £219.0 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to:

●	an increase in personnel-related costs of £33.0 million, due to an increase in headcount across all administrative functions;

●	an increase in share-based payments by £22.4 million, reflecting the higher headcount and larger number of outstanding options;

●	an increase in depreciation, amortization and impairment of intangible assets of £143.9 million, reflecting a non-cash impairment charge and accelerated amortization charge of £135.4 million largely related to actions taken in the Group's Business Realignment Plan, the impairment and amortization of intangibles from acquisitions, and an increase in the number of transporters and customer centers; and

●	exceptional items of £8.3 million include restructuring costs of £6.6 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum.

Finance income

Finance income has increased by £0.4 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Finance expenses

Our finance expenses are interest on stocking loans, subscription facilities and interest on lease liabilities. The table below is a summary of the amount recognized for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Finance expense
Interest on convertible notes	16,057	-	16,057
Interest on loans and borrowings	4,955	1,233	3,722	302%
Interest on lease liabilities	1,594	560	1,034	185%
Total finance expense	22,606	1,793	20,813	1,161%

Finance expenses have increased by £20.8 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Interest on convertible notes was £16.1 million for the six months ended June 30, 2022, of which £13.5 million was non-cash. Interest on loans and borrowings increased by £3.7 million primarily due to an increase in stocking loans to match higher inventory and subscription facilities on subscription vehicles. Interest on lease liabilities increased by £1.0 million driven by an increase in the number of leasehold properties and transporters.

Other income and expenses

The following table summarizes our other income and expenses for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%
Fair value movement in embedded derivative	168,085	—	168,085
Fair value movement in warrants	41,840	—	41,840
Foreign exchange movements	(51,952)	—	(51,952)
	157,973	—	157,973

The fair value of the embedded derivative has decreased by £168.1 million during the six months ended June 30, 2022.

The fair value of the warrants has decreased by £41.8 million during the six months ended June 30, 2022.

Tax credit

Tax credit was £9.9 million for the six months ended June 30, 2022, compared to a tax credit of £7.3 million for the six months ended June 30, 2021. The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

Operating results by segment

Following the launch of the Cazoo retail proposition in Europe, we have two reportable operating segments: (i) the UK and (ii) the EU. UK represents retail, wholesale and other sales in the UK and EU represents retail, wholesale and other sales in the EU.

Costs relating to certain Group services have been allocated to another heading called “Central costs”. “Central costs” is not a reportable operating segment but is included in order to reconcile segment loss. Refer to Note 5, Segment information, within the unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K for additional information about these segments.

UK

The following table summarizes our results for the UK operating segment for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%

Revenue	583,220	243,488	339,732	140%
Segment loss(1)	(122,166)	(58,734)	(63,432)	108%
Loss for the period	(122,166)	(58,734)	(63,432)	108%

(1)	Refer to “⸺Non-IFRS financial measures” for the reconciliation of segment loss to loss for the period, the most comparable IFRS measure.

UK revenue has increased by £339.7 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to increased online orders and rapid expansion of our UK business.

UK segment loss has increased by £63.4 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to an increase in operating expenses to support the expansion and growth in the UK.

EU

The following table summarizes our results for the EU operating segment for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%

Revenue	44,648	4,721	39,927	846%
Segment loss(1)	(30,715)	(2,670)	(28,045)	1,050%
Loss for the period	(30,715)	(2,670)	(28,045)	1,050%

(1)	Refer to “⸺Non-IFRS financial measures” for the reconciliation of segment loss to loss for the period, the most comparable IFRS measure.

EU revenue has increased by £39.9 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, due to the launch of the Cazoo retail proposition in France and Germany in December 2021 and in Spain and Italy in 2022.

EU segment loss has increased by £28.0 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, primarily due to an increase in operating expenses in the EU following the launch of the Cazoo retail proposition in France and Germany in December 2021 and in Spain and Italy in 2022.

Central costs

The following table summarizes our Central costs for the periods presented:

	Six months ended June 30, 2022	Six months ended June 30, 2021	Variance
	£’000	£’000	£’000%

Revenue	—	—	—
Segment loss(1)	(22,286)	(7,754)	(14,532)	187%
Loss for the period	(88,577)	(40,709)	(47,868)	118%

(1)	Refer to “⸺Non-IFRS financial measures” for the reconciliation of segment loss to loss for the period, the most comparable IFRS measure.

Central costs have increased by £14.5 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, due to the growth of the Cazoo business and additional costs associated with operating as a public company.

Non-IFRS financial measures

In addition to our results determined in accordance with IFRS, we believe that Adjusted EBITDA and segment loss provide useful information for management and investors to assess the underlying performance of the business, as they remove the effect of certain non-cash items and certain charges that are not indicative of our core operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because they provide an additional tool for investors to use in evaluating our ongoing operating results and trends and because they provide consistency and comparability with past financial performance. However, our management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, and Adjusted EBITDA and segment loss have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period. Some of the limitations of Adjusted EBITDA and segment loss include that they do not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA and segment loss differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Adjusted EBITDA and segment loss may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

“Adjusted EBITDA” is defined as loss for the period from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in warrants and embedded derivative and foreign exchange movements and exceptional items which do not relate to our core operations.

“Segment loss” is the loss measure reported to the Group’s chief operating decision maker. It is defined as loss for the period from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in warrants and embedded derivative and foreign exchange movements and exceptional items which do not relate to our core operations.

The table below presents a reconciliation of loss for the period, the most comparable IFRS measure to Adjusted EBITDA, for the periods presented.

	Six months ended June 30, 2022	Six months ended June 30, 2021
	£’000	£’000
Loss for the period	(241,458)	(102,113)
Adjustments:
Tax credit	(9,865)	(7,326)
Finance income	(571)	(166)
Finance expense	22,606	1,793
Depreciation	26,552	10,531
Amortization and impairment of intangible assets(1)	142,146	4,618
Share-based payment expense	35,096	12,688
Fair value movement in warrants and embedded derivative and foreign exchange movements	(157,973)	—
Exceptional items(2)	8,300	10,817
Total adjustments	66,291	32,955
Adjusted EBITDA	(175,167)	(69,158)

(1)	Current period includes a non-cash impairment charge and accelerated amortization charge of £135.4 million largely related to actions taken in the Group's Business Realignment Plan.
(2)	Exceptional items of £8.3 million include restructuring costs of £6.6 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum.

The tables below present a reconciliation of segment loss to loss for the period, the most comparable IFRS measure:

Six months ended June 30, 2022	UK	EU	Total segments	Central costs	Consolidated
	£’000	£’000	£’000	£’000	£’000

Segment loss	(122,166)	(30,715)	(152,881)	(22,286)	(175,167)
Tax credit	—	—	—	9,865	9,865
Finance income	—	—	—	571	571
Finance expense	—	—	—	(22,606)	(22,606)
Depreciation of property, plant and equipment and right-of-use assets	—	—	—	(26,552)	(26,552)
Amortization and impairment of intangible assets	—	—	—	(142,146)	(142,146)
Share-based payment expenses	—	—	—	(35,096)	(35,096)
Fair value movement in warrants and embedded derivative and foreign exchange movements	—	—	—	157,973	157,973
Exceptional items(1)	—	—	—	(8,300)	(8,300)
Loss for the period	(122,166)	(30,715)	(152,881)	(88,577)	(241,458)

(1)	Exceptional items of £8.3 million include restructuring costs of £6.6 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum.

Six months ended June 30, 2021	UK	EU	Total segments	Central costs	Consolidated
	£’000	£’000	£’000	£’000	£’000

Segment loss	(58,734)	(2,670)	(61,404)	(7,754)	(69,158)
Tax credit	—	—	—	7,326	7,326
Finance income	—	—	—	166	166
Finance expense	—	—	—	(1,793)	(1,793)
Depreciation, amortization and impairment of intangible assets	—	—	—	(10,531)	(10,531)
Amortization and impairment of intangible assets	—	—	—	(4,618)	(4,618)
Share-based payment expenses	—	—	—	(12,688)	(12,688)
Fair value movement in warrants and embedded derivative and foreign exchange movements	—	—	—	—	—
Exceptional items	—	—	—	(10,817)	(10,817)
Loss for the period	(58,734)	(2,670)	(61,404)	(40,709)	(102,113)

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources comes from raising £1,067.8 million in funds from shareholders since incorporation in October 2018 to June 30, 2022, and £460.0 million in net proceeds from the convertible notes. Our primary uses of liquidity have been our operations.

As of June 30, 2022, we had cash and cash equivalents of £401.2 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the 12 months following the date of this Form 6-K. Our future capital requirements will depend on several factors, including expanding our geographical footprint in the UK, building and maintaining our inventory of quality vehicles, developing new products or services, further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. If these sources of liquidity are not sufficient to fully fund our future capital requirements, including any acquisitions, or due to unforeseen circumstances, we may need to engage in equity or debt financings to secure additional funds, however, additional funds may not be available on terms acceptable to us, if at all.

As of June 30, 2022, we had loans and borrowings of £284.6 million including stocking loans of £209.4 million and subscription facilities of £75.0 million. Our business model relies on having a large inventory of cars available on our platform to have a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory, we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans at June 30, 2022 do not contain financial or other restrictive covenants. The loans charge a rate of interest at a base rate plus a margin.

Cash flows

The following table shows a summary of our unaudited condensed consolidated cash flows for the six months ended June 30, 2022 and June 30, 2021:

	Six months ended June 30, 2022	Six months ended June 30, 2021
	£’000	£’000
Net cash provided by (used in):
Operating activities	(213,978)	(55,489)
Investing activities	(49,565)	(119,190)
Financing activities	465,007	(8,498)
Net increase/(decrease) in cash and cash equivalents	201,464	(183,177)

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, customer acquisition costs and personnel-related expenses.

During the six months ended June 30, 2022, cash used in operating activities was £214.0 million (£55.5 million for the six months ended June 30, 2021). The primary factors affecting operating cash flows during the period were a net loss of £241.5 million (£102.1 million for the six months ended June 30, 2021), adjustments for non-cash items of £58.0 million (£22.1 million for the six months ended June 30, 2021), net cash used in working capital, primarily inventory, of £31.1 million (£24.3 million net cash provided for the six months ended June 30, 2021) and interest income of £0.6 million (£0.2 million for the six months ended June 30, 2021) received on bank deposits.

Our non-cash items include depreciation, amortization and impairment of intangible assets, share-based payment expense and fair value movement in warrants and embedded derivative and foreign exchange movements.

Movements within working capital include the purchase of inventory, which is financed through stocking loans classified separately within financing activities. £8.1 million of the cash used in working capital was attributable to the increase in inventory for the six months ended June 30, 2022 (£12.3 million for the six months ended June 30, 2021). The remaining movement in working capital was due to movements in trade and other receivables and trade and other payables.

Investing activities

Net cash used in investing activities was £49.6 million for the six months ended June 30, 2022 (£119.2 million for the six months ended June 30, 2021).

The net cash used in investing activities during the six months ended June 30, 2022 was primarily attributed to the acquisition of subsidiaries for £34.1 million net of the cash acquired, additions to property plant and equipment of £18.7 million, as well as additions to intangible assets of £15.0 million.

Financing activities

Net cash provided by financing activities was £465.0 million for the six months ended June 30, 2022 while the net cash used in financing activities was £8.5 million for the six months ended June 30, 2021.

The net cash provided by financing activities during the six months ended June 30, 2022 was primarily attributed to the net proceeds from the convertible notes. In addition, there were proceeds from stocking loans and subscription facilities. The net cash used in financing in the six months ended June 30, 2021 was primarily attributed to lease payments and the repayment of stocking loans and mortgages.

Contractual obligations and commitments

There has been a material change to our contractual obligations during the six months ended June 30, 2022 due to the convertible notes issued on February 16, 2022. The Company issued $630.0 million in aggregate principal amount of the convertible notes pursuant to the Indenture, dated February 16, 2022, between Cazoo Group Ltd and U.S. Bank Trust Company, National Association, as trustee.

The convertible notes bear regular interest at a rate of 2.00% per year. Interest accrues from February 16, 2022 and is payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, beginning on May 16, 2022. The convertible notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the convertible notes. The principal amount of the convertible notes does not accrete.

If the convertible notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the convertible notes will also be entitled to payment of a premium at maturity of the convertible notes, equal to 50% of the principal amount of the convertible notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Shares is above $6.75 for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A Share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A Shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the convertible notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase convertible notes upon a Fundamental Change.

Our other contractual obligations largely relate to stocking loans, subscription facilities and lease liabilities which are described in further detail in Note 11, Financial instruments, within the unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K.

Off balance sheet arrangements

As of June 30, 2022, we did not have any off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical accounting policies and estimates

There have been no material changes in our critical accounting policies and procedures during the six months ended June 30, 2022, except as it relates to the significant accounting policy related to the convertible notes, as described in Note 2, within the unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K. For a detailed discussion of our critical accounting policies and estimates, refer to our audited consolidated financial statements in our Annual Report on Form 20-F.

New and amended standards and interpretations

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 2, Basis of Presentation, within the unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect our income and financial management. We are exposed to interest rate risk mainly through our stocking loans and subscription facilities where interest, in the six months ended June 30, 2022, was charged in reference to a base interest rate. However, our exposure to interest rate risk is minimal since we were in a net cash position at June 30, 2022 and June 30, 2021, and therefore able to reduce exposure through repayment of the facilities. We do not hedge against interest rate risk.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on our stocking loans and subscription facilities during the six months ended June 30, 2022. With other variables held constant, our profit before tax is affected through the impact on floating rate borrowings, as follows:

	Increase/ decrease in basis points	Effect on profit before tax
		£’000
Six months ended June 30, 2022	+100	(1,141)
	-100	716
Six months ended June 30, 2021	+100	(731)
	-100	731

Foreign currency risk

We have foreign currency risks related to our European operations in Euros. We also incur certain expenses in US dollars, including the interest payments on our convertible notes. We do not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps. However, we may look to do this in the future as appropriate.

The following tables demonstrate the sensitivity to a reasonably possible change in EUR exchange rate, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. Our exposure to foreign currency changes for all other currencies is not material.

	Increase/ decrease in EUR rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
Six months ended June 30, 2022	+5%	(2,173)	(876)
	-5%	2,173	876
Six months ended June 30, 2021	+5%	(235)	(373)
	-5%	235	373